EXHIBIT 99.1

Aura Announces Q4 2025 and FY 2025 Financial and Operational Results

ROAD TOWN, British Virgin Islands, Feb. 26, 2026 (GLOBE NEWSWIRE) -- Aura Minerals Inc. (NASDAQ: AUGO) (B3: AURA33) (“Aura” or the “Company”) announces that it has filed its audited consolidated financial statements and earnings release (together, “Financial and Operational Results”) for the period ended December 30, 2025. The full version of the Financial and Operational Results can be viewed on the Company’s website at www.auraminerals.com, on SEDAR+ at www.sedarplus.ca. or on SEC www.sec.com.

Rodrigo Barbora, Aura’s President, and CEO commented: “We are delighted to report that higher production, higher metal prices and stable costs have once again driven Aura to another set of record results. We closed 2025 with record full-year Adjusted EBITDA of US$547 million at an average realized gold price of $3,446/oz, including a standout Q4 performance of US$207 million at realized gold prices of $4,090/oz. During this transformative year, we achieved multiple major milestones: we completed construction and declared commercial production at Borborema under budget and on schedule, delivered record-high production together with record quarterly, closed the strategic acquisition of MSG in December, successfully listed on Nasdaq — now enjoying strong liquidity with average daily traded volume of almost US$100 million — and were included in 58 different ETFs during the last three months. We also recently announced initial groundwork construction at our Era Dorada project and obtained the license to relocate the road at Borborema, with a potential to double its reserves.

Looking ahead to 2026, we project production to grow to 360,000–390,000 GEO while we still prepare MSG and Apoena for higher output, pursue opportunities to increase capacity at Borborema, advance underground development and expand capacity at Almas, continue exploration and studies to grow Matupá’s Resources & Reserves, and progress our drill campaign in Carajás. Yet, we are just in the beginning. Throughout 2025 and recent months, Aura has taken decisive steps toward our forecast of exceeding 600,000 GEO per year, while we continue to identify and pursue opportunities to go even further.”

Operational & Financial Headlines Q4 2025 and 2025

(US$ thousand)	Q4 2025	Q3 2025	QoQ Change %	Q4 2024	YoY Change%	2025	2024	Change %
Total Production (GEO)	82,067	74,227	11%	66,473	23%	280,414	267,232	5%
Total Sales (GEO)	80,447	74,907	7%	69,341	16%	278,296	269,833	3%

Net Revenue	321,661	247,832	30%	171,517	88%	921,733	594,163	55%
Gross Profit	202,897	149,609	36%	81,099	150%	534,873	251,270	113%
Gross Margin	63%	60%	3 p.p.	47%	16 p.p.	58%	42%	16 p.p.
Adjusted EBITDA	207,948	152,105	37%	79,319	162%	547,755	266,768	105%
Adjusted EBITDA Margin	65%	61%	3 p.p.	46%	18 p.p.	59%	45%	15 p.p.
Net Income	(19,864)	5,626	n.a.	16,644	n.a.	(79,340)	(30,271)	162%
Net Income Margin	-6%	2%	n.a.	10%	n.a.	-9%	-5%	-4 p.p.
Adjusted Net Income	73,276	68,672	7%	24,636	197%	205,680	81,548	152%
Adjusted Net Income Margin	23%	28%	-5 p.p.	14%	8 p.p.	22%	14%	9 p.p.
Cash Cost (US$/GEO)	1,143	1,110	3%	1,098	4%	1,136	1,041	9%
All In Sustaining cost (US$/GEO)	1,521	1,396	9%	1,373	11%	1,458	1,320	10%

Operating Cash Flow	91,979	93,096	-1%	66,003	42%	305,184	222,237	37%
Net Debt/LTM EBITDA	0.28x	0.15x	0.13x	0.70x	-0.47x	0.28x	0.70x	-0.47x
Total CAPEX	45,779	31,605	45%	66,816	-30%	179,434	180,577	-1%

Except as otherwise noted in this document, references herein to “US$” or and “$” are to thousands of United States dollars

Headlines

  Record Quarterly Production: Q4 2025 total production reached 82,067 gold equivalent ounces (GEO), up 11% from Q3 2025 and 23% from Q4 2024 at current metal prices. At constant prices, it was a record high, up 12% QoQ and 30% YoY, driven by:
    Almas: Up 5% to 15,872 GEO (higher ore processed and mine performance from plant expansion).
    Borborema: Up 54% to 15,777 GEO (ramp-up progress with higher milling throughput, higher-grade material, and improved recovery).
    MSG addition: 4,761 GEO in December.

  Strong Annual Production: FY 2025 total production was 280,414 GEO, up 5% from 2024 at current prices and 9% at constant prices. At 2025 guidance prices (ex-MSG), production was 285,380 GEO, achieving the upper half of the 266k-300k GEO guidance range, driven by:
    Almas: Up 5% to 56,979 GEO (22% higher ore processed from plant expansion, offset by lower grades).
    New projects: Borborema 28,573 GEO; MSG 4,761 GEO (December only).
  Sales Volumes: Q4 sales were 80,447 GEO, up 7% QoQ and 16% YoY at current prices, mainly from higher production; impacted by GEO conversion at Aranzazu. FY sales were 278,296 GEO, up 3% YoY, boosted by Borborema, MSG, and Almas gains.
  Record Net Revenues: Q4 reached $321,661, up 30% QoQ and 88% YoY, driven by higher gold prices and production; Borborema/MSG contributed 27%. FY reached $921,733, up 55% YoY, including $108.2M from Borborema, $20.2M from MSG, and favorable prices.
    Average gold prices: Q4 U$4,090/oz (+21% QoQ, +58% YoY); FY $3,446/oz (+49% YoY).
    Average copper prices: Q4 U$5.06/lb (+14% QoQ, +22% YoY); FY $4.51/lb (+8% YoY).
  Record Adjusted EBITDA: Q4 hit U$207,948 (sixth consecutive quarterly record), up 37% QoQ and 162% YoY; FY U$547,755, more than double 2024. Driven by higher production/sales, metal prices, and controlled costs.
  AISC Performance: Q4 AISC $1,521/GEO, up 9% QoQ at current prices, due to MSG ($3,187/GEO) and Aranzazu GEO conversion. Ex-MSG/constant prices: $1,363/GEO (+3% QoQ, -1% YoY), benefiting from Borborema's low costs. FY AISC US$1,458/GEO (+10% YoY); at constant prices ex-MSG: $1,346/GEO (+2% YoY); at guidance prices: US$1,368/GEO (low end of US$1,374-US$1,492 range).
  Strong Recurring Free Cash Flow: Q4 U$94.2M, up 26% QoQ and 40% YoY, driven by record Adjusted EBITDA, offset by taxes, gold hedge losses, and temporary increase in working capital. FY U$253.7M, up 30% YoY, fueled by 105% Adjusted EBITDA growth.
  Improved Net Debt Position: Ended 2025 at U$117,619 (0.28x LTM EBITDA), up QoQ from MSG acquisition (U$72.8M), but down 32% YoY from strong cash flows and U$200M NASDAQ IPO proceeds. Offset U$111.0M expansion CAPEX, U$115.8M dividends/buybacks (+172% YoY), and acquisitions.

OTHER UPDATES Q4 2026:

Acquisition of the MSG Gold Mine in Goiás, Brazil: On December 1st, 2025, Aura completed, through a wholly owned subsidiary, the acquisition of MSG from AngloGold Ashanti. The transaction was completed at an agreed enterprise value of US$76.0 million, with an upfront cash payment of US$72.8 million at closing, subject to customary adjustments after closing under the share purchase agreement. In addition, Aura agreed to pay deferred consideration equivalent to a 3% net smelter return on the currently defined MSG Mineral Resources, inclusive of Mineral Reserves, payable on a quarterly basis. For accounting purposes, only the results for December 2025 are reflected in this document, corresponding to the period from which MSG was consolidated by the Company.

Feasibility Study for the Era Dorada Project: On December 8th 2025, Aura announced the results of the Feasibility Study for the Era Dorada Project prepared in accordance with S-K 1300. Era Dorada will be an underground gold mine with anticipated production of 111 koz GEO for the first 4 years of full production with additional potential production upside.

Update to its coming years growth outlook: On December 8, 2025, Aura provided an update incorporating the Era Dorada Feasibility Study and MSG acquisition with GEO production expected to exceed 600,000 in coming years, driven by Borborema full ramp-up, MSG turnaround, Era Dorada and Matupá construction/ramp-up, and expansions at Almas and Borborema.

Exercise of Warrants in Altamira Gold Corp: In November 2025, Aura exercised 24,000,000 warrants at CAD$0.20 each. Post-transaction, Aura holds 54,000,000 shares and 3,000,000 warrants, representing ~18.22% non-diluted and ~19.04% fully diluted ownership. Acquired for investment due to exploration potential.

Era Dorada Project Construction License and Early Works: On January 6, 2026, Aura received the construction license and started early works, a key milestone. Activities include environmental programs, vegetation suppression, road detours and access, mine dewatering, and platform preparation for equipment and facilities.

Borborema: On February 25, 2026, Aura announces that it has signed the agreement of cooperation with DNIT (Departamento Nacional de Infraestrutura Terrestre) to relocate the federal road, which crosses a portion of the Borborema mine, and release an updated Feasibility Study, increasing its reserves in 82% totaling 1.5MOz. With this update, Borborema achieves 21 years LOM based on existing Proven and Probable Mineral Reserves.

Results Teleconference:

Date: February 27, 2026
Time: 10:30 a.m. (Brasília) | 8:30 a.m. (New York and Toronto)
Link to access: Click here

2. Consolidated Financial Results

In terms of production and sales, for all assets except Aranzazu, references herein to “GEO” are equivalent to actual gold ounces.

2.1 Total Production and Sales (GEO)

(GEO)	Q4 2025	Q3 2025	QoQ Change %	Q4 2024	YoY Change%	2025	2024	Change %
Production
Aranzazuˆ	18,878	21,534	-12%	23,379	-19%	83,149	97,559	-15%
Apoena	8,961	9,248	-3%	7,121	26%	35,304	37,173	-5%
Minosa	17,818	18,138	-2%	19,294	-8%	71,649	78,372	-9%
Almas	15,872	15,088	5%	16,679	-5%	56,979	54,129	5%
Borborema	15,777	10,219	54%	n.a.	n.a.	28,573	n.a.	n.a.
MSG²	4,761	n.a.	n.a.	n.a.	n.a.	4,761	n.a.	n.a.
Total	82,067	74,227	11%	66,473	23%	280,414	267,232	5%

(GEO)	Q4 2025	Q3 2025	QoQ Change %	Q4 2024	YoY Change%	2025	2024	Change %
Sales
Aranzazuˆ	18,068	21,514	-16%	23,379	-23%	82,328	97,649	-16%
Apoena	8,961	9,249	-3%	9,944	-10%	35,836	39,019	-8%
Minosa	16,972	17,827	-5%	19,338	-12%	70,161	79,072	-11%
Almas	15,872	15,089	5%	16,679	-5%	56,979	54,129	5%
Borborema	15,777	11,228	41%	n.a.	n.a.	28,195	n.a.	n.a.
MSG²	4,797	n.a.	n.a.	n.a.	n.a.	4,797	n.a.	n.a.
Total	80,447	74,907	7%	69,340	16%	278,296	269,869	3%

Notes: (1) Applies the metal sale prices in Aranzazu realized during Q4 2025: Copper price = US$5.06/lb; Gold Price = US$4,214/oz; Silver Price = US$56.86/oz and Molybdenum Price = US$22.12/oz. (2) MSG was acquired in December 2025, at which date the Company obtained control.

Total production in Q4 2025 reached 82,067 gold equivalent ounces (“GEO”), 11% higher than Q3 2025 and 23% higher when compared to Q4 2024 at current metal prices, mainly due to negative impact from the copper-to-GEO conversion at Aranzazu. At constant prices, Aura’s quarterly production was record high, increasing by 12% compared to Q3 2025 and 29% above Q4 2024. When compared to the last quarter, the result was mainly attributable to stronger operational performance driven by higher ore processed volumes and improved grades at Almas, the production increase of Borborema and the inclusion of MSG in December.

In 2025, production reached 280,414 GEO, representing a 5% increase in current metal prices. At constant 2024 prices — which neutralize the effect of copper price fluctuations in the GEO conversion at Aranzazu — production was of 292,536 an increase of 9% over the 267,232 GEO produced in 2024, also due to Borborema production, Almas improvements and the additional of MSG. At 2025 Production Guidance Prices and excluding MSG, the 2025 production was 285,380 GEO, ending the year achieving the upper half of the Company’s 2025 Production Guidance (266k GEO – 300k GEO).

2.2. Net Revenue

(US$ thousand)	Q4 2025	Q3 2025	QoQ Change %	Q4 2024	YoY Change%	2025	2024	Change %
Aranzazu	66,541	67,094	-1%	52,664	26%	246,405	196,787	25%
Apoena	36,102	31,223	16%	26,024	39%	120,389	90,273	33%
Minosa	67,476	59,204	14%	48,899	38%	230,518	177,692	30%
Almas	65,774	51,329	28%	43,930	50%	195,981	129,411	51%
Borborema	65,530	38,982	68%	n.a.	n.a.	108,202	n.a.	n.a.
MSG	20,238	n.a.	n.a.	n.a.	n.a.	20,238	n.a.	n.a.
Total	321,661	247,832	30%	171,517	88%	921,733	594,163	55%

In Q4 2025, the Company reported Net Revenue of US$321.6 million, representing a 30% increase compared to Q3 2025. When compared to Q4 2024, Aura’s Net Revenue increased 88%, driven by the sales increase and higher metal prices (from US$2,586/oz in Q4 2024 to US$4,090/oz in Q4 2025). Copper sale prices also contributed positively, with the average copper price increasing by 22%, from US$4.15/lb in Q4 2024 to US$5.06/lb in Q4 2025.

With this result, Net Revenues reached US$921.7 million in 2025, an increase of 55% when compared to 2024. The result was mainly driven by higher gold prices and higher production, as discussed. In 2025, average net realized prices reached US$3,446, a 49% increase when compared to 2024; and average copper prices reached US$4.51/lb, an 8% increase when compared to 2024.

2.3. Cash Cost and All in Sustaining Costs

(US$/GEO)	Q4 2025	Q3 2025	QoQ Change %	Q4 2024	YoY Change%	2025	2024	Change %
Cash Cost	1,143	1,110	2%	1,098	3%	1,136	1,041	9%
Aranzazu	1,228	1,133	8%	980	25%	1,156	965	20%
Apoena	1,450	1,082	34%	1,793	-19%	1,232	1,189	4%
Minosa	1,087	1,192	-9%	1,234	-8%	1,152	1,126	2%
Almas	837	986	-15%	692	21%	1,004	950	6%
Borborema	931	1,127	-17%	n.a	n.a.	1,009	n.a	n.a.
MSG	2,148	n.a	n.a.	n.a	n.a.	2,148	n.a	n.a.

All-in Sustaining Cost	1,521	1,396	9%	1,373	11%	1,458	1,320	10%
Aranzazu	1,732	1,513	15%	1,431	21%	1,569	1,308	20%
Apoena	2,427	1,791	36%	2,494	-3%	2,007	1,833	9%
Minosa	1,267	1,378	-8%	1,295	-2%	1,297	1,205	8%
Almas	962	1,128	-15%	713	35%	1,150	1,139	1%
Borborema	1,111	1,237	-10%	n.a	n.a.	1,175	n.a	n.a.
MSG	3,132	n.a	n.a.	n.a	n.a.	3,132	n.a	n.a.

For Q4 2025, the Company’s Cash Cost was US$1,143/GEO, representing a 3% increase compared to Q4 2024, primarily attributable to the consolidation of MSG and impact of GEO conversion from Aranzazu’s production. Excluding this impact of MSG and at constant 2024 metal prices, Aura’s Cash Cost was US$1,036/GEO, reflecting a 6% decrease compared to Q4 2024 and 2% decrease compared to Q3 2025. On a quarter-over-quarter basis, this improvement was mainly driven by operational enhancements at Almas and Borborema, supported by higher grades and higher recovery rates, respectively. On a year-over-year basis, increase in production at Almas and the additional of Borborema, which had a lower-than-average cash cost profile, contributed to the reduction.

In 2025, Cash Cost averaged US$1,136/GEO, representing a 9% increase, primarily driven by lower grades and a higher waste-to-ore ratio at Almas and Apoena, as well as the impact of copper-to-GEO conversion at Aranzazu. At constant 2024 metal prices and excluding MSG, Cash Cost in 2025 averaged US$1,054/GEO, in line with 2024 which was US$1,041/GEO. Cash Cost also adversely affected by lower stacking volumes at Minosa, resulting from higher rainfall in 2025 compared to 2024, which followed an unusually dry rainy season in Minosa during 2024, and Apoena, which is going under an investment phase. These negative impacts were offset by the addition of Borborema with its lower-than-average cash cost profile.

In Q4 2025, consolidated All-in Sustaining Cost (AISC) at current metal prices totaled US$1,521/GEO, representing a 9% increase compared to Q4 2024, while at Q4 2024 metal prices and excluding MSG would have been down 2% mainly due to higher sales volume from Almas and the addition from Borborema; these business units have the lower AISC of Aura’s portfolio of mines in production. On a quarter-over-quarter basis, AISC increased by 8% compared to Q3 2025 at current prices and 2% at constant prices ex-MSG, reflecting as flat sales were offset by temporary 18% increase in capex and 28% higher G&A, which were partially mitigated by higher production from Borborema.

In 2025, AISC reached US$1,458/GEO, an increase of 10% when compared to 2024 at current prices and 2% increase in constant prices and excluding MSG for the same reasons discussed above. At Guidance Prices and excluding MSG, Aura’s AISC was US$1,368/GEO, in line with the bottom end of the Company’s guidance range of US$1,374/GEO to US$1,492/GEO.

2.4. Gross Profit

(US$ thousand)	Q4 2025	Q3 2025	QoQ Change %	Q4 2024	YoY Change%	2025	2024	Change %
Net Revenue	321,661	247,832	30%	171,517	88%	921,733	594,163	55%
Cost of goods sold	(118,764)	(98,223)	21%	(90,418)	31%	(386,860)	(342,893)	13%
Cost of production	(50,599)	(44,745)	13%	(57,615)	-12%	(184,733)	(162,511)	14%
Cost of production – Contractors	(28,565)	(26,437)	8%	(8,499)	236%	(87,998)	(78,360)	12%
Change in inventory (cash)	(12,747)	(11,983)	6%	(10,034)	27%	(43,406)	(40,172)	8%
Depreciation and amortization	(26,853)	(15,058)	78%	(14,270)	88%	(70,723)	(61,851)	14%
Gross Profit	202,897	149,609	36%	81,099	150%	534,873	251,270	113%
Gross Margin	63%	60%	3 p.p.	47%	16 p.p.	58%	42%	16 p.p.

In Q4 2025, Cost of Goods Sold (COGS) totaled US$118.8 million, representing a 21% increase compared to Q3 2025 and a 35% increase compared to Q4 2024, primarily driven by the consolidation of MSG. Excluding the impact of MSG, total COGS for the quarter would have been 7% higher than Q3 2025 and 16% higher than the same period in 2024, mainly due to the addition of Borborema into the results. For 2025, total COGS rose 13%, also driven by the results of Borborema and MSG, which represented US$49.8 million of the total. Excluding these impacts, cost versus 2024 would have been lower by around 1%, demonstrating that, under comparable conditions, the Company maintained stable costs, reflecting Aura’s disciplined cost management and operational efficiency.

In Q4 2025, disciplined cost management and significant rise of 88% in Net Revenue compared to Q4 2024, drove Gross Profit to US$203.0 million, achieving a Gross Margin of 62%. This represents an increase of 36% from Q3 2025 and 150% when compared to Q4 2024. For 2025, these same impacts were also noted, driving the Gross Profit to reach US$534.9 million, more than doubling 2024 figure, highlighting the propelled by cost containment strategies and a 55% increase in Net Revenue for the reasons discussed. In 2025 gross margin achieved 58%, 16 p.p. above 2024.

2.5. Operating Expenses

(US$ thousand)	Q4 2025	Q3 2025	QoQ Change %	Q4 2024	YoY Change%	2025	2024	Change %
Gross Profit	202,897	149,609	36%	81,099	150%	534,873	251,270	113%
Operational Expenses	(37,777)	(12,704)	197%	(13,984)	170%	(76,006)	(45,171)	66%
General and administrative expenses	(18,761)	(10,371)	81%	(10,539)	78%	(50,052)	(33,273)	50%
Exploration expenses	(2,595)	(2,333)	13%	(4,775)	-46%	(8,018)	(13,961)	-44%
ARO Change in estimate for properties in C&M	(489)	n.a.	n.a.	1,330	-105%	(489)	1,330	-105%
Other Expenses	(15,932)	(822)	1838%	(315)	4958%	(17,447)	(1,267)	1277%
Operating income	165,120	136,905	21%	67,115	147%	458,867	205,366	125%

General and Administrative (“G&A”) expenses increased by 81% compared to Q3 2025, primarily reflecting: (i) payment of professional fees related to the MSG acquisition (non-recurring); (ii) the Feasibility Study for the Era Dorada Project (non-recurring); and (iii) higher stock-based compensation (non-cash) and Deferred Share Unit (“DSU”) expenses, driven by the significant appreciation in the Company’s share price during the period; (iv) declaration of commercial production from Borborema (during the pre-commercial production period, a portion of the expenses were capitalized) and (v) addition G&A associated with the MSG Mine in December 2025. Compared to Q4 2024, G&A increased mainly due to the same reasons.

In 2025, the increase in G&A expenses was driven by the same factors, as well as costs related to the Nasdaq IPO.

Exploration expenses totaled US$2.6 million in Q4 2025, a 11% increase compared to Q3 2025 and 46% decrease from Q4 2024, as most expenses related to exploration activities in the quarter were capitalized. Exploration activities in the quarter were concentrated in Aranzazu and Almas. In 2025, exploration expenses were US$8.1 million, with a total of US$3.6 million of Aranzazu and US$1.9 million of Almas, 2% higher than 2024 (excluding Projects). In 2025, Projects were significantly lower compared to 2024, which counted for US$6.4 million of Exploration expenses. In Matupá, efforts were focused on expanding reserves in regions close to X1, Pé Quente and other strategic areas. In Carajás, exploration work successfully confirmed copper mineralization, expanding the mineral potential of the region.

Other expenses primarily comprise provisions recognized to reflect the estimated partial non-recoverability of VAT credits related to Minosa ($8,250) and the expected discount on the sale of VAT (ICMS) credits from Apoena ($1,922) and other non-recurring expenses.

The Company thus ended Q4 2025 with Operating Income of US$165.1 million, compared to an Operating Income of US$67.1 million in Q4 2024, also higher compared to the Operating Income of Q3 2025 of US$136.9 million, which reflects a positive result of higher gross profit. In 2025, the Operating Income was US$458.9 million, 125% increase compared to 2024. This result occurred due to an 113% increase in the Gross Profit and a 43% reduction on exploration expenses, partially offset by 54% higher G&A.

2.6. Adjusted EBITDA

(US$ thousand)	Q4 2025	Q3 2025	QoQ Change %	Q4 2024	YoY Change%	2025	2024	Change %
Operating Income	165,120	136,905	21%	67,115	147%	458,867	205,366	125%
Depreciation and Amortization	26,407	15,200	74%	13,534	95%	70,952	62,732	13%
Change in ARO estimate	489	n.a.	n.a.	(1,330)	n.a.	489	(1,330)	n.a.
Other Expenses	15,932	822	n.a.	315		17,447	1,267	n.a.
Adjusted EBITDA	207,948	152,105	37%	79,319	162%	547,755	266,768	105%
Aranzazu	40,986	40,252	2%	24,910	65%	140,886	90,773	55%
Almas	50,673	34,872	45%	30,520	66%	132,334	74,513	78%
Borborema	49,168	25,144	96%	n.a.	n.a	76,524	n.a.	n.a
Minosa	47,900	36,035	33%	23,576	103%	144,024	83,203	73%
Apoena	21,705	20,869	4%	6,429	238%	72,137	39,122	84%
MSG	9,574	-	n.a	-	n.a	9,574	-	n.a
Corporate, Projects and Other	(12,058)	(5,067)	138%	(6,116)	97%	(27,723)	(20,843)	33%
Adjusted EBITDA Margin	65%	61%	4 p.p.	46%	18 p.p.	59%	45%	15 p.p.

Adjusted EBITDA reached a new all-time high of US$207.9 million in Q4 2025, marking the sixth consecutive quarterly record for Aura. The Company’s increase in production, while maintaining disciplined cost control, enabled it to fully capture the benefit of rising metal prices. As a result, Adjusted EBITDA more than doubled compared to Q4 2024 and grew 37% over Q3 2025.

The year-over-year improvement was primarily driven by higher production, strong cost control and higher gold and copper prices, as discussed previously. This result was also noted on the Adjusted EBITDA margin gain of 18 p.p. compared to Q4 2024, supported by stronger metal prices but also by a 16% increase in sales volume.

In 2025, Adjusted EBITDA reached a record high of US$547.8 million, more than doubling year-over-year, representing a 105% increase compared to 2024. This strong performance was driven by higher production volumes, mainly supported by Borborema and MSG, which together added 33,334 GEO to the annual production, as well as a 5% increase in production at Almas versus 2024. Supported by operating leverage and disciplined cost management, the Adjusted EBITDA margin expanded to 59%, compared to 45% in 2024.

2.7. Financial Result

(US$ thousand)	Q4 2025	Q3 2025	QoQ Change %	Q4 2024	YoY Change%	2025	2024	Change %
EBIT	165,120	136,905	21%	67,115	147%	458,867	205,366	125%
Financial Result	(123,188)	(102,565)	20%	(9,791)	1159%	(406,994)	(151,679)	168%
Accretion expense	690	(2,980)	n.a.	(1,419)	n.a.	(5,090)	(5,972)	-15%
Lease interest expense	(1,651)	(824)	100%	(2,365)	-30%	(4,231)	(9,144)	-54%
Interest expense on loans and debentures	(8,274)	(5,786)	43%	(6,447)	28%	(25,913)	(22,063)	17%
Finance cost on post-employment benefit	(867)	(535)	62%	204	n.a.	(2,487)	(1,045)	138%
Unrealized loss with derivative gold collars	(81,723)	(75,252)	9%	9,252	n.a.	(281,489)	(80,241)	251%
Realized loss with derivative gold collars	(21,650)	(17,130)	26%	(5,376)	303%	(56,519)	(5,376)	951%
Loss on other derivative transactions	(2,180)	(685)	218%	(3,386)	-36%	(5,997)	(4,707)	27%
Change in liability measured at fair value	(5,296)	(1,036)	411%.	n.a.	n.a.	(12,716)	n.a.	n.a.
Foreign exchange	(3,302)	(36)	n.a.	(1,273)	169%	(8,976)	(12,268)	-27%
Derivative fee	n.a.	n.a	n.a	n.a.	n.a.	n.a.	(13,522)	n.a.
Loss on settlement of liability with equity instruments	n.a.	n.a	n.a	n.a.	n.a.	(8,763)	n.a.	n.a.
Other finance costs	(2,587)	(585)	342%	(2,397)	8%	(3,904)	(3,444)	13%
Finance expenses	(126,840)	(104,849)	21%	(13,207)	861%	(416,085)	(157,782)	164%

Change in liability measured at fair value	n.a.	n.a.	n.a.	804	n.a.	n.a.	719	n.a.
Interest income	3,652	2,284	60%	2,612	40%	9,091	5,384	69%
Finance income	3,652	2,284	60%	3,416	7%	9,091	6,103	49%.

Profit/ (loss) before income taxes	41,932	33,518	25%	57,009	-27%	51,873	52,420	-1%

The Company’s Financial Result in Q4 2025 was a loss of US$(123.2) million, following on from the US$(102.6) million loss in Q3 2025, impacted by:

  Unrealized loss on gold hedges in Q4 2025, arising from mark-to-market (MTM) adjustments related to outstanding gold hedge positions, reflecting increase in gold prices between the start and the end of the quarter, coming from US$3,825.30 per Oz and reaching US$4,386.30 per Oz at the end of the period. In accordance with IFRS standards, the Company records MTM adjustments at the end of each reporting period for all outstanding derivative positions.
  Realized losses with gold hedges in Q4 2025 were related to cash settlement of outstanding gold collars during the quarter, driven by the expiration of gold collars within the quarter.

All of Aura’s outstanding gold collars (189,072 Ozs) are associated with the future production of the Borborema and will expire equally between January/2026 and June/2028. As previously disclosed, an estimated 80% of the production for the first 3 years of the Borborema Project were hedged in 2023 at ceiling prices of US$2,400 per Oz.

2.8. Net Income

(US$ thousand)	Q4 2025	Q3 2025	QoQ Change %	Q4 2024	YoY Change%	2025	2024	Change %
Profit/ (loss) before income taxes	41,932	33,518	25%	57,009	-26%	51,873	52,420	-1%
Total taxes	(61,796)	(27,892)	122%	(40,365)	53%	(131,213)	(82,691)	59%
Current income tax expense	(50,064)	(38,402)	30%	(16,383)	206%	(138,831)	(52,971)	162%
Deferred income tax expense	(11,732)	10,510	n.a.	(23,982)	-51%	7,618	(29,720)	n.a.
Profit/(loss) for the period	(19,864)	5,626	n.a.	16,644	n.a.	(79,340)	(30,271)	162%
Net Margin	-6%	2%	5 p.p.	10%	13 p.p.	-9%	-5%	3 p.p.
Unrealized loss with derivative gold collars	(81,723)	(75,252)	9%	9,252	n.a.	(281,489)	(80,241)	251%
Foreign Exchange	(3,302)	(36)	n.a.	(1,273)	159%	(8,976)	(12,268)	-27%
Deferred taxes on non-monetary items	(8,115)	12,242	n.a.	(15,971)	-49%	14,208	(19,309)	n.a.
Loss on settlement of liability with equity instruments	n.a.	n.a.	n.a.	n.a.	n.a.	(8,763)	n.a.	n.a.
Adjusted Net Income	73,276	68,672	7%	24,636	197%	205,680	81,548	152%

Net income in Q4 2025 was US$(19.9) million, compared to Net Income of US$16.6 million in Q4 2024 and a Net income of US$5.6 million in Q3 2025. This result versus Q4 2024 occurred mainly due to higher financial expenses related to the MTM gold derivative losses and higher current income taxes, driven by the strong improvement in the Company’s Operating Income.

In 2025, Net Loss reached US$(79.3) million, also mainly due to mark-to-market (MTM) adjustments on open gold hedging positions, driven by the sharp increase in gold price between the start and the end of the year.

Adjusted Net Income

As result of increase in the Company’s Operating Income, Adjusted Net Income in Q4 2025 reached US$73.3 million in the period. The Q4 2025 Adjusted Net Income excludes:

  Non-cash losses related to gold hedges: US$(81.7) million
  FX losses: US$(3.3) million
  Deferred taxes over non-monetary items US$(8.1) million

As result of increase in the Company’s Operating Income, Adjusted Net Income in 2025 was US$205.7 million in the period, compared to US$81.6 million in 2024, an increase of 152%, excluding:

  Non-cash losses related to gold hedges: US$(281.5) million
  FX losses: US$(9.0) million
  Deferred taxes over non-monetary items US$14.2 million
  Loss on settlement of liability with equity instruments US$(8.8) million

3. Performance of the Operating Units

3.1 Aranzazu

(US$ thousand)	Q4 2025	Q3 2025	QoQ Change %	Q4 2024	YoY Change%	2025	2024	Change %
Production at Constant Prices (GEO)ˆ	18,878	20,288	-7%	20,260	-7%	100,031	97,521	3%
Production at Current Prices (GEO)	18,878	21,534	-12%	23,379	-19%	83,149	97,558	-15%
Sales (GEO)	18,068	21,514	-16%	23,379	-23%	82,328	97,649	-16%
Cash Cost (US$/GEO)	1,228	1,133	8%	980	25%	1,156	965	20%
AISC (US$/GEO)	1,732	1,511	15%	1,431	21%	1,569	1,308	20%

Net Revenue	66,541	67,094	-1%	52,664	26%	246,405	196,787	25%
Cost of goods sold	(31,896)	(29,631)	8%	(29,570)	8%	(122,830)	(119,736)	3%
Gross Profit	34,645	37,463	-8%	23,094	50%	123,575	77,051	60%
Expenses	(2,471)	(2,459)	0%	(4,854)	-36%	(11,093)	(11,816)	-19%
General and administrative expenses	(1,711)	(1,784)	-4%	(4,140)	-59%	(6,785)	(7,143)	-5%
Exploration expenses	(1,416)	(675)	110%	(714)	98%	(3,594)	(4,673)	-23%
Other income (expenses)	656	(268)	n.a.	(363)	-281%	(714)	(1,840)	-61%
EBIT	31,906	35,004	-9%	18,240	73%	112,482	65,235	77%
Adjusted EBITDA	40,986	39,646	3%	24,910	65%	140,886	90,773	55%
Financial Result	(1,844)	(2,441)	-24%	(3,100)	-53%	(8,081)	(5,757)	106%
Financial expenses, net	(2,112)	(2,173)	-3%	(2,737)	-23%	(8,081)	(3,917)	106%
EBT	30,062	32,563	-8%	15,140	99%	104,401	59,478	76%
Total taxes	(13,668)	(8,088)	69%	(12,539)	9%	(41,671)	(30,939)	35%
Current income tax expense	(3,013)	(10,248)	-71%	3,489	-186%	(32,727)	(15,859)	106%
Deferred income tax expense	(10,655)	2,160	n.a.	(16,028)	-34%	(8,944)	(15,080)	-41%
Profit for the period	16,394	24,475	-33%	2,601	530%	62,730	28,539	120%

Applies the metal sale prices in Aranzazu realized during Q4 2025 for Q3 2025 and Q4 2024: Copper price = US$5.06/lb; Gold Price = US$4,214/oz; Silver Price = US$56.86/oz and Molybdenum Price = US$22.12/oz.

At Aranzazu, production reached 18,878 GEO, representing a 12% decrease compared to the previous quarter and 19% over the Q4 2024, resulting mainly from metal prices since higher gold prices negatively impact the conversion to GEO. At constant prices, Aranzazu production was 7% lower when compared to Q3 2025 as well as compared to Q4 2024, due to slightly lower grades of copper, silver and gold, due to mine sequencing and according to the Company’s plan. In 2025, total production decreased by 15% compared to the previous year at current prices, in line with the negative impact of the metals price conversion. At constant 2024 metal prices, Aranzazu produced 100,031 GEO, 3% above the previous year, mainly due to higher grades and commercial molybdenum production. At 2025 Guidance Prices, Aranzazu ended 2025 with a production of 92,569 GEO, in line with the Guidance range.

Aranzazu’s Net Revenue in Q4 2025 was US$66.5 million, 1% lower compared to Q3 2025 and up 26% compared to Q4 2024, primarily driven by higher metal prices. Average sales prices rose quarter-over-quarter, with copper increasing 14%, gold 21%, silver 42%. For 2025, Aranzazu’s Net Revenue reached US$246.4 million, a 25% increase over 2024, also attributed to elevated metal prices.

Cash Cost was US$1,228/GEO for the quarter, 8% higher than Q3 2025 and 25% higher than Q4 2024, mainly due to GEO conversion and also lower grades and recovery. In 2025, Cash Cost increased by 20%, with a total of US$1,156/GEO, primarily impacted by the effect of metal prices in the conversion to GEO, what was partially offset by higher grades and recovery rates.

Aranzazu’s AISC was US$1,732 in the quarter, up 15% from Q3 2025 and up 21% from Q4 2024, primarily due to variations in metal prices. At constant Q4 2024 metal prices, AISC was US$1,478/GEO, and increase of 3% over Q4 2024, mainly because of slightly lower grades of copper, silver and gold.

Aranzazu’s Adjusted EBITDA was US$41.0 million in Q4 2025, reflecting a 3% increase from Q3 2025 and a 65% compared to Q4 2024, driven by robust Net Revenue growth from higher metal prices compared to 2024. For 2025, Adjusted EBITDA totaled US$140.9 million, up 55% from 2024, propelled by the increase in Net Revenue, primarily from elevated metal prices, which more than offset the sales volume decline.

3.2 Apoena

(US$ thousand)	Q4 2025	Q3 2025	QoQ Change %	Q4 2024	YoY Change%	2025	2024	Change %
Production (GEO)	8,961	9,249	-3%	7,121	26%	35,304	37,173	-5%
Sales (GEO)	8,961	9,249	-3%	9,944	-10%	35,836	39,019	-8%
Cash Cost (US$/GEO)	1,450	1,082	34%	1,793	-19%	1,232	1,189	4%
AISC (US$/GEO)	2,427	1,791	36%	2,494	-3%	2,007	1,833	9%

Net Revenue	36,102	31,223	16%	26,024	39%	120,389	90,273	33%
Cost of goods sold	(13,961)	(15,307)	-9%	(16,565)	-16%	(58,642)	(62,875)	-7%
Gross Profit	22,141	15,916	39%	9,459	134%	61,747	27,398	125%
Expenses	(3,525)	(374)	843%	(413)	766%	(6,225)	(3,519)	94%
General and administrative expenses	(1,293)	(292)	343%	(1,674)	-23%	(3,822)	(4,481)	-15%
Exploration expenses	(145)	(82)	77%	(69)	110%	(413)	(368)	12%
Change in ARO estimate	(239)	n.a.	n.a.	1,330	n.a.	(239)	1,330	n.a.
Other income (expenses)	(1,848)	(16)	n.a.	6	n.a.	(1,751)	317	n.a.
EBIT	18,713	15,542	20%	9,046	107%	55,522	23,879	129%
Adjusted EBITDA	21,705	20,735	5%	6,429	255%	72,137	39,122	84%
Financial Result	(661)	(5,402)	-88%	(3,126)	-75%	(14,083)	(14,696)	-6%
Financial expenses, net	(564)	(5,386)	-90%	(3,132)	-78%	(14,083)	(15,013)	-6%
EBT	18,052	10,140	78%	5,920	203%	41,439	9,183	351%
Total taxes	(3,500)	(717)	388%	(2,249)	119%	(4,086)	(4,270)	-4%
Current income tax expense	(1,648)	(893)	85%	(19)	n.a.	(4,066)	(1,984)	105%
Deferred income tax expense	(1,852)	176	n.a.	(2,230)	-17%	(20)	(2,286)	n.a.
Profit for the period	14,552	9,423	54%	3,671	254%	37,353	4,913	660%

At Apoena, production was 8,961 GEO, 3% lower than Q3 2025, driven by due to lower ore feed to the plant and lower recovery, but in line with the Company’s plan. Compared with Q4 2024, production increased 26%, primarily because of higher recovery rates, with 4% increase, and higher grades, from 0.70 g/ton to 0.79 g/ton. In 2025, production was of 35,304 GEO, a decrease of 5% when compared to 2024, attributable mainly to lower grades and lower ore mined as expected. Considering the full year of 2025, Apoena exceeded the Company’s expectations by delivering higher grades and improved productivity, achieving a recovery rate of 94%, which drove the mine to finish 2025 above the upper end of the Guidance range, which was 32,000 GEO.

Apoena’s Net Revenue totaled US$36.1 million for Q4 2025, 16% higher than Q3 2025 and 39% above the Q4 2024, driven primarily by higher gold prices.

The Cash Cost was US$1,450/GEO for the quarter, down 19% from Q4 2024, primarily driven by improved recovery rates and higher grades. Compared to Q3 2025, the Cash Cost was up 34%, mainly due to a higher waste-to-ore ratio which increased to 12.50 tonnes, combined with 29% lower ore mined volumes. For 2025, Cash Cost increased 4% to US$1,232/GEO, below Company’s annual Guidance, primarily due to lower grades, consistent with expected mine sequencing. In Q4 2025, Apoena’s AISC was US$2,427/GEO, 3% lower than Q4 2024, due to the lower G&A and decreased lease expenses. Compared to Q3 2025, AISC increased 36% due to higher maintenance costs, impacted by plant maintenance in December, representing an increase in COGS. For 2025, AISC ended with US$ 2,007/GEO, 9% higher than 2024, due to 181% higher CAPEX due to higher exploration near mine, tailing dams investments and machinery equipment. When compared to Apoena’s AISC Guidance, this result was 18% below the lower range which was US$2,425/GEO to US$2,619/GEO.

In Q4 2025 compared to Q4 2024, Adjusted EBITDA increased significantly, mainly driven by higher production levels, improved cost performance and stronger gold prices. On a quarter-over-quarter basis, despite slightly lower production and sales volumes and higher costs, the positive impact of higher gold prices more than offset these pressures, supporting an increase in Adjusted EBITDA in the quarter. In Q4 2025 versus Q4 2024, EBITDA rose by 255%, explained by the increase in production, gold prices and lower cash costs. On a full-year basis, EBITDA more than doubled in 2025 compared to 2024, primarily driven by higher gold prices, which more than offset the impact of lower production and sales volumes and higher cost levels during the period.

3.3 Minosa

(US$ thousand)	Q4 2025	Q3 2025	QoQ Change %	Q4 2024	YoY Change%	2025	2024	Change %
Production (GEO)	17,818	18,138	-2%	19,294	-8%	71,649	78,372	-9%
Sales (GEO)	16,972	17,827	-5%	19,338	-12%	70,161	79,036	-11%
Cash Cost (US$/GEO)	1,087	1,192	-9%	1,234	-12%	1,152	1,126	2%
AISC (US$/GEO)	1,267	1,378	-8%	1,295	2%	1,298	1,205	8%

Net Revenue	67,476	59,204	14%	48,899	38%	230,518	177,692	30%
Cost of goods sold	(19,831)	(22,486)	-12%	(25,850)	-23%	(85,849)	(94,872)	-10%
Gross Profit	47,645	36,718	30%	23,049	107%	144,669	82,820	75%
Expenses	(8,998)	(2,031)	343%	(1,450)	243%	(14,102)	(5,490)	91%
General and administrative expenses	(730)	(1,271)	-43%	(933)	-22%	(4,302)	(4,383)	-2%
Exploration expenses	(85)	(760)	-89%	(517)	-84%	(1,345)	(1,107)	21%
Other income (expenses)	(8,183)	(281)	2812%	(1,170)	599%	(8,455)	(1,899)	345%
EBIT	38,375	34,687	11%	21,599	88%	130,567	77,330	73%
Adjusted EBITDA	47,900	35,478	35%	23,576	103%	144,024	83,203	73%
Financial Result	(988)	(1,428)	-31%	(3,047)	-47%	(5,161)	(9,029)	-28%
Financial expenses, net	(1,260)	(1,147)	10%	(1,877)	-33%	(5,161)	(7,130)	-28%
Profit before income taxes	37,387	33,259	12%	18,552	102%	125,406	68,301	84%
Total taxes	(8,219)	(8,350)	-2%	(5,059)	62%	(30,212)	(19,938)	52%
Current income tax expense	(11,463)	(8,725)	31%	(4,314)	166%	(34,573)	(19,174)	80%
Deferred income tax expense	3,244	375	765%	(745)	n.a.	4,361	(764)	n.a.
Profit for the period	29,168	24,909	17%	13,493	116%	95,194	48,363	97%

In Q4 2025, Minosa production totaled 17,818 GEO, 2% lower than Q3 2025 and 8% Q4 2024, mainly due to the impact of the rainy season and expansion works to increase the stacking area. In 2025, production achieved 71,649 GEO, a decrease of 9% mainly due to lower ore feed to the plant, reflecting mine sequencing and weather-related constraints, but consistent with Aura’s expectations. This performance allowed Minosa to close 2025 at the upper end of the Guidance range.

Net Revenue totaled US$67.5 million in Q4 2025, up 14% from Q3 2025, while in Q4 2024 it grew 38%, due to the increase in the price of gold over the period. In 2025, Net Revenue reached US$230.5 million, 30% higher than 2024.

The Cash Cost was US$1,087/GEO for the quarter, down 12% from Q4 2024 and also down 9% from Q3 2025, primarily driven by lower extraction in both periods. For 2025, Cash Cost increased 2% to US$1,152/GEO, in line with the Company’s annual Guidance, primarily due to lower extraction, that negatively impacted production and sales.

The All-in Sustaining Cost (AISC) for Q4 2025 was US$1,267/GEO, down 2% from Q4 2024 with a COGS reduction of 23% driven by lower production and reduced costs. These savings were more than offset by the increase in CAPEX, which rose from US$ 0.999 million to US$ 2.253 million due to investments in leach pad phases expansion and infrastructure, in the context of a 12% reduction in sales volumes. Compared to Q3 2025, AISC decreased 8%, primarily due to lower COGS of 11% due to lower unitary mine costs and higher grades. For 2025, AISC was US$1,297/GEO, an 8% increase over 2024, reflecting the combined impact of lower sales of 11%, due to lower ore plant feed, and increase in Capex, due to improvements in pilling infrastructure.

In Q4 2025, Minosa’s Adjusted EBITDA reached US$47.9 million, up 35% from Q3 2025 and 103% from Q4 2024, driven by higher gold prices, despite reduced production from lower stacking volumes due to increased rainfall and higher CAPEX year-over-year. For 2025, Adjusted EBITDA was US$144.0 million, a 73% increase from 2024, supported by elevated gold prices and higher grades, partially offset by higher CAPEX.

3.4 Almas

(US$ thousand)	Q4 2025	Q3 2025	QoQ Change %	Q4 2024	YoY Change%	2025	2024	Change %
Production (GEO)	15,872	15,089	5%	16,679	-5%	56,979	54,129	5%
Sales (GEO)	15,872	15,089	5%	16,679	-5%	56,979	54,129	5%
Cash Cost (US$/GEO)	837	986	-15%	692	21%	1,004	950	6%
AISC (US$/GEO)	962	1,132	-15%	713	35%	1,150	1,139	1%

Net Revenue	65,774	51,329	28%	43,930	50%	195,981	129,411	51%
Cost of goods sold	(17,043)	(18,147)	-6%	(18,433)	-8%	(69,740)	(65,410)	7%
Gross Profit	48,731	33,182	47%	25,497	91%	126,241	64,001	97%
Expenses	(6,720)	(1,595)	321%	(1,004)	659%	(11,284)	(3,942)	192%
General and administrative expenses	(1,099)	(1,107)	-1%	130	n.a.	(4,484)	(2,808)	60%
Exploration expenses	(783)	(488)	60%	(1,134)	-31%	(1,931)	(1,134)	70%
Other income (expenses)	(4,838)	(5)	n.a.	119	n.a.	(4,869)	74	n.a.
EBIT	41,980	31,587	33%	24,493	71%	114,957	60,059	91%
Adjusted EBITDA	50,673	34,525	47%	30,520	66%	132,334	74,513	78%
Financial Result	(7,912)	(2,426)	226%	(6,396)	21%	(18,552)	(12,273)	50%
Financial expenses, net	(7,943)	(2,421)	228%	(6,515)	22%	(18,552)	(12,347)	50%
Profit before income taxes	34,068	29,161	17%	18,097	88%	96,405	47,786	102%
Total taxes	(15,815)	(8,478)	87%	(19,280)	-18%	(30,276)	(23,403)	29%
Current income tax expense	(14,601)	(9,614)	52%	(14,873)	-2%	(37,314)	(13,010)	187%
Deferred income tax expense	(1,214)	1,136	n.a.	(4,407)	-72%	7,038	(10,393)	n.a.
Profit for the period	18,253	20,683	-12%	(1,183)	n.a.	66,129	24,383	171%

During Q4 2025, Almas produced 15,872 GEO, 5% higher than Q3 2025 (15,088 GEO), driven by higher ore processed volumes and improved mine performance, reflecting the results of the plant expansion. Production was 5% lower when compared to Q4 2024, due to lower grades (decrease from 1.2g/ton to 1.02g/ton) in line with the mine sequencing. Also, as a result of the expansion project, Almas closed 2025 with production of 56,979, 5% higher than the prior year, despite lower grades due to mine sequencing. With this performance, Almas ended the year near the upper end of its Guidance.

Net Revenue was US$65.8 million in Q4 2025, up 28% from Q3 2025, driven by increased sales volumes, supported by higher ore processing from the plant expansion, and elevated metal prices. Compared to Q4 2024, Net Revenue rose 50%, primarily due to a significant rise in gold prices. For 2025, Net Revenue was US$196.0 million, a 51% increase from 2024, fueled by higher sales volumes from enhanced operational capacity and larger equipment, alongside higher metal prices.

The Cash Cost was US$837/GEO in Q4 2025, 21% higher than Q4 2024 and 15% lower than Q3 2025. Compared to Q3 2025, Cash Cost fell 15%, attributed to a production plan with a lower waste-to-ore (from 4.44 to 4.22) ratio and higher grades (up 5% from 1.01 to 1.06), while compared to Q4 2024, waste to ore ratio grew 29% with 13% lower grades. For 2025, Cash Cost increased 6% due to higher COGS.

Almas’ All-in Sustaining Cost was US$ 783/GEO in Q4 2025, down 31% from Q3 2025, supported by improved operational performance, and 10% higher than Q4 2024 due to higher Capex. Q4 2024 results were affected by positive non-recurring accounting adjustments amounting to US$136/oz. Discounting these effects, the AISC for the quarter would be US$849/oz, representing a decrease of 13% in comparison between the quarters. In 2025, Almas AISC was US$1,150/oz in line with 2024.

Adjusted EBITDA totaled US$50.7 million in Q4 2025, 66% higher than Q4 2024 result, driven by 21% increase in ore processing from the plant expansion, improved operational performance and elevated gold prices. Compared to Q3 2025, Adjusted EBITDA rose 47%, primarily due to higher gold prices and 15% lower Cash Cost and 2% lower AISC. For 2025, Adjusted EBITDA was US$132.3 million, an 78% increase from 2024, supported by higher sales volumes from expanded operational capacity.

3.5 Borborema

(US$ thousand)	Q4 2025	Q3 2025	QoQ Change %	2025
Production (GEO)	15,777	10,219	54%	28,500
Sales (GEO)	15,777	11,228	41%	28,195
Cash Cost (US$/GEO)	931	1,127	-17%	1,009
AISC (US$/GEO)	1,111	1,237	-10%	1,175

Net revenue	65,530	38,982	68%	108,202
Cost of goods sold	(21,870)	(12,652)	73%	(35,636)
Gross Profit	43,660	26,330	66%	72,566
Expenses	(1,608)	(1,186)	36%	(3,158)
General and administrative expenses	(1,700)	(869)	96%	(2,863)
Exploration expenses	(53)	(317)	-83%	(440)
Other income (expenses)	150	(20)	n.a.	145
EBIT	42,052	25,144	67%	69,408
Adjusted EBITDA	49,168	25,144	95%	76,524
Financial Result	(10,249)	(252)	3967%	(18,350)
Finance expenses, net	(10,254)	(232)	4320%	(18,350)
EBT	31,803	24,892	28%	51,058
Total taxes	(15,192)	(522)	2810%	(16,565)
Current income tax expense	(15,971)	(6,585)	143%	(22,556)
Deferred income tax expense	779	6,063	-87%	5,991
Profit/(loss) for the period	16,611	24,370	-32%	34,493

Note: Borborema’s Q2 2025 results did not presented significant sales due to the beginning of gold production on its ramp-up phase, while Q3 2025 counts with a full quarter of relevant sales. Due to this, the results of Q3 2025 and Q2 2025 are not comparable.

Borborema’s production totaled 15,704 GEO, 54% above the previous quarter, reflecting progress along the ramp-up curve, achieving higher milling throughput, prioritizing higher-grade material, and increasing overall recovery. During the year, Borborema delivered results below the guidance range, mainly due to lower recoveries achieved during the pre-commercial production phase. This led to the decision to feed the plant with lower-grade material until full stabilization of performance. Performance improved significantly over the course of the year, and at the end of Q4 2025, recovery reached 91.7%, a significant improvement compared to the start of the ramp-up (76.5%), along with a 35% increase in grade compared to 2Q25, closing the year with an average grade of 1.42 g/t, due to mine sequencing. In 2025, the production totaled 28,500 GEO, reflecting ramp-up curve advancement, reaching higher ore throughput with a total ore plant feed of 885.8 tonnes, prioritizing higher-grade material, ending the year with an average grade of 1.19g/tonne with average recovery rate of 86%.

Net Revenue was US$65.5 million in Q4 2025, up 68% from Q3 2025, driven by increased sales volumes, supported by higher metal prices. For 2025, Net Revenue was US$108.2 million, fueled by higher sales volumes from enhanced operational capacity, alongside higher metal prices. The Net Revenue of the year was US$108.2 million, mainly because of productivity gains along the ramp-up phase, driven by fleet replacement and continued production.

The Cash Cost was US$931/GEO in Q4 2025, reflecting progress along the ramp-up curve. Borborema’s All-in Sustaining Cost (AISC) was US$1,111/GEO in Q4 2025, due to higher sales. By the end of 2025, Borborema’s Cash Cost was US$ 1,009/GEO, explained by control costs balanced with the total volume sold. The AISC of 2025 was US$ 1,175/GEO, mainly due to high CAPEX during the ramp-up phase.

Adjusted EBITDA was US$49.2 million in Q4 2025, driven by strong Net Revenue from 54% increase in production and favorable gold prices. In 2025, Adjusted EBITDA was US$ 76.5 million.

3.6 MSG

(US$ thousand)	Q4 2025ˆ
Production (GEO)	4,761
Sales (GEO)	4,797
Cash Cost (US$/GEO)	2,148
AISC (US$/GEO)	3,132

Net revenue	20,238
Cost of goods sold	(14,163)
Gross Profit	6,075
Expenses	(582)
General and administrative expenses	(224)
Exploration expenses	(134)
ARO Change in estimate	(250)
Other income (expenses)	26
EBIT	5,493
Adjusted EBITDA	9,574
Financial Result	669
Finance expenses, net	669
Profit before income taxes	6,162
Total taxes	(1,753)
Current income tax expense	-
Deferred income tax expense	(1,753)
Profit/(loss) for the period	4,409

1. Only December 2025 considered.

Considering the conclusion of the acquisition of MSG on December 2, 2025, Aura is consolidating MSG’s results only for the month of December, which a production of 4,761 GEO in the month. This production resulted in a Net Revenue of US$20.5 million in Q4 2025.

The Cash Cost was US$2,148/GEO in Q4 2025. MSG All-in Sustaining Cost (AISC) was US$3,132/GEO in Q4 2025. December marked the month of the change of control at MSG, and Aura is actively implementing a plan to improve production and costs throughout 2026.

4. Cash Flow

(US$ thousand)	Q4 2025	Q3 2025	QoQ Change %	Q4 2024	YoY Change%	2025	2024	Change %
Adjusted EBITDA	207,948	152,105	37%	79,319	162%	547,755	266,768	105%
(+) Exploration Expenses	2,595	2,333	11%	4,775	-46%	8,018	13,961	-43%
(-) Sustaining Capex and Exploration Capex in mines in production	(21,686)	(14,335)	51%	(8,200)	164%	(61,926)	(35,877)	73%
(+/-) ∆ Working Capital, Changes in Other Assets and Liabilities and Others	(43,331)	(26,033)	66%	3,600	n.a.	(82,841)	(8,537)	870%
(-) Income Taxes Paid	(27,629)	(17,755)	56%	(3,356)	723%	(84,829)	(18,902)	349%
(-) Lease Payments	(2,070)	(4,551)	-55%	(3,712)	-44%	(15,983)	(17,202)	-7%
(-) Realized Losses on Gold Hedges	(21,650)	(17,130)	26%	(5,376)	303%	(56,519)	(5,376)	951%
Recurring Free Cash Flow	94,176	74,633	26%	67,050	40%	253,675	194,835	30%

In Q4 2025, Recurring Free Cash Flow reached US$94.2 million, 26% from Q3 2025 and 50% from Q4 2024. Compared to Q3 2025, the increase was primarily driven by:

  37% rise in Adjusted EBITDA to US$207.9 million
  These were partially offset by:
    56% increase in income taxes paid (from US$17.7 million to US$27.6 million);
    Nonrecurring increase in Working Capital, Changes in Other Assets and Liabilities and Others outflow of US$43.3 million; and
    increase in realized losses on gold hedges (to US$21.6 million), resulted from the gold price increase.

In 2025, Recurring Free Cash Flow reached US$253.7 million, 30% from 202. Compared to Q3 2025, the increase was primarily driven by:

  105% rise in Adjusted EBITDA to US$547.8 million
  These were partially offset by:
    349% increase in income taxes paid (from US$18.9 million to US$82.8 million);
    Nonrecurring increase in Working Capital, Changes in Other Assets and Liabilities and Others outflow of US$82.8 million; and
    increase in realized losses on gold hedges (to US$56.5 million), resulted from the gold price increase.

The chart below shows the change in cash position for the three and twelve months ending December 31, 2025, from a management perspective:

Changes to the Cash Position Q4 2024 vs. Q4 2025 – Managerial View (US$ Million)

Changes to the Cash Position Q3 2025 vs. Q4 2025 – Managerial View (US$ Million)

Notes:

  Adjusted Capex includes Sustaining Capex and Exploration Capex for the mines in production.
  Cash position includes “Cash and Equivalents”, “Restricted Cash” and “ShortTerm Investments”
  MSG Acquisition includes US$ payables acquired which were part of the purchase price consideration. For this analysis, such consideration was included in “MSG Acquisition” and excluded from changes in working capital and is not consistent with the presentation of such accounts in the Company`s 2025 Financial Statements

5. Investment

The Company’s consolidated Capex for Q4 2025 totaled US$45.8 million. The main investment headlines for the quarter include:

  Expansion of Capex: US$22.2 million, mainly on Apoena and Almas, where US$6.7 million was invested at Apoena, US$7.8 million at Almas, US$2.0 at Era Dorada and the remaining US$3.6 million was at Borborema, Aranzazu and Minosa. Other expansion projects totaled US$2.3 million.
  Maintenance Capex: US$19.4 million, of which US$6.6 million was allocated to Aranzazu, US$4.0 million to Apoena, and US$0.8 million to Almas, US$2.4 million to Minosa, US$1.7 million to Borborema and US$3.8 million at MSG.
  Exploration Capex: US$4.2 million, allocated to exploration activities. Apoena led investment with US$1.4 million, followed by Aranzazu with US$0.7 million and other US$0.3 million at Almas and Minosa. Other exploration projects totaled US$1.9 million.

The Company’s consolidated Capex for 2025 totaled US$179,434 million. The highlights for the year include:

  Expansion of Capex: US$111.0 million, concentrated mainly on Borborema, Apoena and Almas, where US$53.8 million was invested at Borborema, US$18.9 million at Apoena and Almas, each. US$3.8 where invested at Era Dorada and the remaining US$6.0 million was at Aranzazu and Minosa. Other expansion projects and Corporate totaled US$9.7 million.
  Maintenance Capex: US$52.9 million, of which US$24.7 million was allocated to Aranzazu, US$11.2 million to Apoena, and US$3.9 million to Almas, US$6.3 million to Minosa, US$3.0 million to Borborema and US$ 3.9 million to MSG.
  Exploration Capex: US$15.5 million, allocated to exploration activities. Apoena led investment with US$4.5 million, followed by Aranzazu with US$3.6 million, and other US$0.9 million to Minosa and Almas. Other exploration projects totaled US$6.5 million.

6. Gross and Net Debt

Total gross debt (short and long-term portion) was US$411,168 at the end of Q4 2025, a decrease when compared to U$429,776 at the end of Q3 2025. This decrease was mainly driven by interest and principal payments in the quarter.

The Company’s cash position remains comfortable, closing out the year at US$286,056, due to the Nasdaq IPO and strong Recurring Cash Flows.

The Company's Net Debt reached US$117,619 by Q4 2025 an increase compared to Q3 2025 due to the payment for the MSG acquisition, payment of dividends and temporary increase in working capital. There was a decrease of 32% when compared to the same period of 2024, due to due to strong cashflow from operations and the net proceeds from Nasdaq IPO of US$200.1 million, which together more than offset the total CAPEX in 2025 (US$ 179.4 million), acquisition of MSG, Bluestone and Altamira shares (US$ 74,543) and robust payment of dividends (US$ 115,814) in the year. The net debt-to-last 12 months Adjusted EBITDA ratio was 0.28x at the end of Q4 2025.

Net Debt Breakdown

(US$ thousand)	Q4 2025	Q3 2025	QoQ Change %	Q4 2024	YoY Change %
Loans and debentures (current)	99,548	89,810	11%	82,007	21%
Loans and debentures (non-current)	311,620	339,966	-8%	361,097	-14%
Gross debt	411,168	429,776	-4%	443,104	-7%
Cash and cash equivalents	286,056	351,414	-19%	270,189	6%
Restricted Cash	3,075	n.a.	n.a.	n.a.	n.a.
Derivative financial instrument (Almas Swap)	4,418	14,590	-70%	n.a.	n.a.
Net Debt	117,619	63,772	84%	188,079	-32%
Net Debt/LTM EBITDA	0.28x	0.15x	-0.70x	-0.70x	0.0x

The table below shows the debt amortization timeline:

Debt Amortization Timeline (US$ thousand)

Derivative Options

i.      Derivative Collars – Apoena and Almas

As of December 31, 2025, the Company did not have any outstanding zero-cost put/call collar contracts related to gold production. As of December 31, 2024, the Company had outstanding zero-cost put/call collar arrangements covering gold production at the Almas Project and Apoena Mines. All such contracts expired during 2025.

ii.      Derivative Collars - Borborema

As of December 31, 2025, Borborema had 198,561 ounces outstanding. The put/calls collars have floor prices of $1,745 and ceiling prices at $2,400 per ounce of gold expiring between October 2025 and June 2028.

The fair value effect of both the Derivative Collars for the year ended December 31, 2025 is ($281,489) ($80,241) in December 31, 2024), recorded as a finance expenses loss in the financial statements.

7. Guidance vs. Actual

The Company achieved the 2025 Guidance, including Production, Cash Cost, All-in Sustaining Cost (AISC) and CAPEX, as shown in the results below:

Gold equivalent ounces production ('000 GEO) – 2025

	Low	High	2025 A	2025 at Guidance metal prices	%
Aranzazu	88	97	83	93	106% - 96%
Apoena	29	32	35	35	122% - 110%
Minosa	64	73	72	72	112% - 98%
Almas	51	58	57	57	111% - 98%
Total ex-Borborema	233	260	247	257	110% - 99%
Borborema	33	40	29	29	86% - 72%
Total	266	300	276	285	107% - 95%
Cash Cost per equivalent ounce of gold produced – 2025

	Low	High	2025 A	2025 at Guidance metal prices	%
Aranzazu	1,029	1,132	1,156	1,006	98% - 89%
Apoena	1,258	1,384	1,232	1,232	98% - 89%
Minosa	1,108	1,219	1,152	1,152	104% - 94%
Almas	1,013	1,114	1,004	1,004	99% - 90%
Borborema	1,084	1,232	1,009	1,009	93% - 82%
Total	1,078	1,191	1,118	1,070	99% - 90%
AISC per equivalent ounce of gold produced – 2025

	Low	High	2025 A	2025 at Guidance metal prices	%
Aranzazu	1,348	1,458	1,569	1,366	101% - 94%
Apoena	2,425	2,619	2,007	2,007	81% - 75%
Minosa	1,263	1,364	1,297	1,297	104% - 96%
Almas	1,113	1,202	1,150	1,150	103% - 96%
Borborema	1,113	1,304	1,175	1,175	106% - 90%
Total	1,374	1,492	1,429	1,368	100% - 92%

Capex (US$ million) – 2025

	Low - 2025	High - 2025	2025 A	%
Sustaining	40	47	53	133% - 113%
Exploration	10	13	15	150% - 112%
New Projects + Expansion	99	106	111	112% - 104%
Total	149	167	179	107% - 120%

The Company’s consolidated Capex for 2025 totaled US$180 million, above the high range, above the Guidance 2025 range, mainly due to:

  Expansion CAPEX: In 2025, the expansion CAPEX exceeded the Guidance Range (+6%), largely driven by advances not included in the guidance, such as: (i) the early works of the Almas Underground Development Project, and (ii) the development at Apoena exceeded plan at Nosde Pit, supporting future better production performance.
  Sustaining CAPEX: In 2025, the sustaining CAPEX was 2% above the Guidance Range, mainly due to the MSG consolidation in December, which added US$ 3.5 million in sustaining capex which had not been included in the guidance.
  Exploration CAPEX: In 2025, exploration CAPEX also exceeded guidance (+6%) following the strategy of an expanded drilling program, focused on Carajás, Serrinhas and Matupá, supporting reserve growth and long-term value creation.

2026 Guidance:

The Company’s gold equivalent production, AISC and cash operating cost per gold equivalent ounce sold, and CAPEX guidance for 2026 are detailed below.

Production

The table below details the Company’s updated GEO production Guidance for 2026 by business unit. For such Guidance, the Company considered the following metal prices:

  Gold Price = $4,287.50 /oz;
  Copper price = $5.18/lb;
  Silver Price = $58.72/oz;
  Molybdenum Price = $22.16/oz.
Gold equivalent ounces production ('000 GEO) – 2026
	Low	High
Aranzazu	68	76
Apoena	37	44
Minosa	63	70
Almas	57	63
Borborema	65	77
MSG	50	60
Total	340	390

2026 Production Guidance:

  Aranzazu: Aranzazu's production in 2026 is expected to be around 22% below 2025, due to the grades decrease, due to mine sequencing, assuming constant metal prices. However, given the guidance average gold price of $4,287.50 /oz, an increase of 24% over the realized gold prices of 2025, and copper price of $4.9/lb, the total volume in GEO will be impacted by an unfavorable metal-to-GEO conversion factor.
  Apoena: Apoena will focus on continuing developing a new phase of the Nosde phase III pit, as previously disclosed as part of its 2-year investment phase, to support production expansion. Compared to 2025, higher grades are expected. Production will improve, with higher production expected in the second semester.
  Minosa: Minosa is expected to maintain reliable performance throughout 2026, similar to 2025. The projected production for 2026 is lower than the previous year, mainly due to expected grade reduction during the period due to mine sequencing.
  Almas: Almas’ production is expected to reach the new installed capacity in 2026, following process optimizations and throughput enhancements implemented in 2025. These changes increased the plant’s ore processing capacity from 2.0 to 2.2 million tonnes per year. However, the full benefits will not be realized in 2026 due to lower ore grades from mine sequencing. In parallel, the Company has started developing the underground project, which—combined with additional expansion capacity this year—should drive further production increases starting in 2027.
  Borborema: With ramp-up finalized in Q4 2025, Borborema is expected to reach between 65k and 77k GEO in 2026. This guidance reflects the expected increase in Mineral Reserves driven by higher gold prices, which in turn reduces average grades compared to the original feasibility study. As a result, the Company has adjusted its mine sequencing and ore segmentation strategy to incorporate these lower-grade ores, prioritizing overall project economics and the long-term value generated by the mine
  MSG: This year's focus is on turnaround, efficiency gains, and revisions to the mine plan and methods. This will demand greater attention to equipment maintenance and underground development. Nonetheless, aligned with our operational enhancement plan emphasizing cost optimization, we guide MSG production to 50,000–60,000 GEO in 2026. Output will ramp up quarterly in the second half, reaching higher annualized rates by year-end, with gradual improvements continuing into early 2027.

All in all, the 2026 production Guidance expects a total of 340-390 kGEO, representing an average increase of up to 85k (midpoint) when compared to 2025 at current prices and up to 89k GEO at constant metal prices.

Cash Costs

The table below shows the Company’s cash operating costs per GEO sold guidance for 2026 by Business Unit:

Cash Cost per equivalent ounce of gold produced – 2026
	Low	High
Aranzazu	1,323	1,429
Apoena	1,128	1,209
Minosa	1,208	1,305
Almas	1,059	1,135
Borborema	1,009	1,089
Total ex-MSG	1,151	1,238
MSG	2,189	2,364
Total w/ MSG	1,303	1,411

2026 Cash Cost Guidance:

  Aranzazu: At constant metal prices, cash costs are expected to increase due to lower grades due to mine sequencing, and mine deepening, partially offset by cost reduction initiatives (e.g., continuous miner)
  Apoena Cash costs are expected to decline slightly, driven by operational improvements in Mine and Plant and higher grades from the Nosde pit, with further improvements anticipated for 2027.
  Minosa: Cash costs are expected to rise compared to 2025, driven by lower ore grades planned due mine sequencing.
  Almas: An increase in cash cost is expected in 2026, primarily due to mine sequencing that forecasts lower ore grades and a higher strip ratio over the year as we push back the Paiol pit in 2026. Nonetheless, this increase will be partially mitigated by the capacity expansion completed in 2025.
  Borborema: Cash costs are expected to remain low and improve gradually over the year due to debottlenecking the filters' throughput, which will add overall capacity
  MSG: Cash costs are expected to improve as operational efficiency initiatives are implemented, with benefits anticipated towards the end of the year.

All In Sustaining costs

The table below shows the Company’s all-in sustaining costs per GEO sold guidance for 2026 by Business Unit:

AISC per equivalent ounce of gold produced – 2026
	Low	High
Aranzazu	1,726	1,865
Apoena	1,905	2,041
Minosa	1,372	1,481
Almas	1,415	1,516
Borborema	1,177	1,271
Total ex-MSG	1,488	1,602
MSG	3,072	3,318
Total w/ MSG	1,720	1,865

2026 All-In Sustaining Cost Guidance:

  Aranzazu: At constant metal prices, the increase in AISC is driven by the higher cash costs (lower FX, lower grades and mine deepening), while sustaining capex is expected to remain in line with last year.
  Apoena: AISC is expected to remain broadly in line with 2025, reflecting higher sustaining capex related to mine development, which will support improved performance in 2027.
  Minosa: In addition to higher cash costs, sustaining capex is expected to increase due to the expansion of the leach pads.
  Almas: AISC is expected to increase due to: (i) higher sustaining capex driven by continued mine development, with a higher strip ratio (from 5.0 to 8.3) as the Company advances pit opening; (ii) tailings dam capacity expansion planned for 2026, which is expected to increase the plant capacity to 3 million tons year.
  Borborema: In its first full year of operation, Borborema’s AISC is expected to be the most competitive across Aura operations. This reflects targeted investments in environmental and water management infrastructure, tailings and drainage system upgrades, and the acquisition of new filtration equipment—all aimed at enhancing operational stability and enabling potential future plant debottlenecking.
  MSG: AISC are also expected to improve as operational efficiency initiatives are implemented following the handover, with benefits anticipated to be perceived in the second half of the year.

Capex:

The table below shows the breakdown of estimated capital expenditures by type of investment:

CAPEX – 2026
	Low	High
Expansion	111	130
Exploration	19	25
Sustaining	105	123
Total	236	278

  Sustaining: Sustaining capex increases year-over-year primarily due to the full-year consolidation of MSG, which has a structurally higher sustaining capex profile (underground mine) and will demand extraordinary non-recurring investments in fleet maintenance. Additional impacts include higher mine development at Almas and a full year of production of Borborema.
  Exploration: Exploration capex is expected to increase due to an expanded exploration program aimed at growing reserves and extending mine life, as well as the incorporation of MSG into the portfolio.
  Expansion: Expansion capex increases primarily due to the Underground Project and plant expansion at Almas, 2nd year of development of Nosde phase 3 at Apoena, early works at Era Dorada and the re-leaching project at Minosa.

Key Factors

The Company’s future profitability, operating cash flows, and financial position will be closely related to the prevailing prices of gold and copper. Key factors influencing the price of gold and copper include, but are not limited to, the supply of and demand for gold and copper, the relative strength of currencies (particularly the United States dollar), and macroeconomic factors such as current and future expectations for inflation and interest rates. Management believes that the short-to-medium-term economic environment is likely to remain relatively supportive of commodity prices but with continued volatility.

To decrease risks associated with commodity prices and currency volatility, the Company will continue to evaluate and implement available protection programs. For additional information on this, please refer to the 20-F.

Other key factors influencing profitability and operating cash flows are production levels (impacted by grades, ore quantities, process recoveries, labor, country stability, plant, and equipment availabilities), production and processing costs (impacted by production levels, prices, and usage of key consumables, labor, inflation, and exchange rates), among other factors.

8. Shareholder Information

As of December 31, 2025, the Company had the following outstanding: 83,534,506 Common Shares, 1,493,492 stock options, and 189,795 deferred share units.

9. Attachments

9.1 Financial Statements

(US$ thousand)	Q4 2025	Q3 2025	QoQ Change %	Q4 2024	YoY Change%	2025	2024	Change %
Net revenue	321,661	247,832	30%	171,517	88%	921,733	594,163	55%
Cost of goods sold	(118,764)	(98,223)	21%	(90,418)	35%	(386,861)	(342,893)	13%
Gross profit	202,897	149,609	36%	81,099	147%	534,872	251,270	113%
General and administrative expenses	(18,761)	(10,371)	81%	(10,539)	95%	(50,052)	(33,273)	50%
Exploration expenses	(2,595)	(2,333)	11%	(4,775)	-46%	(8,018)	(13,961)	-43%
ARO Change in estimate	(489)	n.a.	n.a.	1,330	165%	(489)	1,330	n.a.
Other expenses	(15,932)	(822)	1838%	(315)	4958%	(17,447)	(1,267)	1277%
Operating income	165,120	136,905	21%	67,115	154%	458,866	204,099	125%
Financial expenses	(126,840)	(104,849)	21%	(22,459)	459%	(416,085)	(157,782)	164%
Financial Revenues	3,652	2,284	60%	12,668	2353%	9,091	6,103	49%
Profit before income taxes	41,932	33,518	25%	57,009	-16%	51,872	52,420	-1%
Current income tax expense	(50,064)	(38,402)	34%	(16,383)	205%	(138,831)	(52,971)	165%
Deferred income tax expense	(11,732)	10,510	n.a.	(23,982)	-54%	7,618	(29,720)	n.a.
Profit/(loss) for the period	(19,864)	5,626	n.a.	16,644	n.a.	(79,340)	(30,271)	167%

9.2 Balance Sheet

(US$ million)	Q4 2025	Q4 2024
ASSETS
Current	286,056	351,414
Cash and cash equivalentes	3,075	-
Accounts receivables	20,073	13,142
Value added taxes and other recoverable taxes	37,650	23,585
Inventories	115,810	76,671
Derivative financial instrument	4,418	14,590
Other receivables and assets	45,404	28,979
Total current assets	512,486	508,381
Non-current assets
Value added taxes and other recoverable taxes	40,589	49,843
Inventory	58,576	44,406
Other receivables and assets	16,573	6,982
Property, plant and equipment	945,354	783,346
Deferred income tax assets	35,418	35,903
Total non-current assets	1,096,510	920,480

Total assets	1,608,996	1,428,861
LIABILITIES
Current
Trade and other payables	189,614	125,648
Derivative financial instruments	139,354	30,623
Loans and Debentures	99,548	89,810
Liability measured at fair value	1,012	5,322
Current income tax liabilities	66,765	46,228
Current portion of other liabilities	18,933	15,988
Provision for mine closure and restoration	5,661	2,551
Liabilities directly associated with assets classified as held for sale	5,367	2,757
Total current liabilities	526,254	318,927
Non-current liabilities
Loans and debentures	311,620	339,966
Liability measured at fair value	25,822	17,311
Derivative Financial Instruments	265,343	293,699
Deferred income tax liabilities	37,006	31,888
Provision for mine closure and restoration	78,070	64,763
Other provisions	92,671	29,215
Other liabilities	6,473	10,794
Total non-current liabilities	817,005	787,636

SHAREHOLDERS' EQUITY
Share capital	834,430	833,382
Contributed surplus	57,757	56,937
Accumulated other comprehensive income	(178)	(1,584)
Accumulated losses	(626,272)	(566,437)
Total equity	265,737	322,298
Total liabilities and equity	1,608,996	1,428,861

9.3 Cash Flow Statement

(US$ thousand)	Q4 2025	Q3 2025	Q4 2024	2025	2024
Cash flows from operating activities
Profit /(Loss) for the period	(19,864)	5,626	15,574	(79,340)	(30,271)
Items adjusting profit (loss) of the period	199,383	133,542	68,401	570,757	304,934
Changes in working capital	(21,667)	2,174	11,560	(31,240)	(12,342)
Income tax paid	(27,629)	(17,755)	(3,520)	(84,829)	(18,518)
Other current and non-current assets and liabilities	(38,243)	(30,491)	(26,013)	(70,164)	(21,567)
Net cash generated by operating activities	91,979	93,096	66,002	305,184	222,236

Cash flows from investing activities
Purchase of property, plant and equipment	(45,779)	(31,605)	(66,816)	(179,434)	(180,577)
Short term investments	-	-	5,268	-	5,417
Acquisition of investment - Bluestone Inc.	-	-	(1,244)	(18,538)	(1,244)
Acquisition of investment - Altamira Gold Corp	(3,431)	-	-	(3,870)	-
Acquisition of investment - Mineração Serra Grande	(52,135)		-	(52,135)	-
Net cash used in investing activities	(103,186)	(31,605)	(62,792)	(253,977)	(176,404)

Cash flows from financing activities
Net Proceeds from the Nasdaq IPO	-	200,116	-	200,116	-
Proceeds received from loans and debentures	-	-	240,705	-	314,345
Repayment of loans and debentures	(8,501)	(33,728)	(129,056)	(62,831)	(184,385)
Derivative settlement- debt swap agreements	9,621	(1,418)	(1,964)	10,785	2,090
Derivative fee	-	-	0	-	(13,522)
Interest paid on loans and debentures	(17,775)	(8,308)	(6,431)	(47,255)	(36,037)
Payment of liability (NSR agreement)	(1,094)	(942)	(833)	(3,630)	(2,532)
Principal and interest payments of lease liabilities	(2,070)	(4,551)	(3,712)	(15,983)	(17,202)
Repayment of other liabilities	-	(1,044)	874	(2,025)	(1,699)
Payment of dividends	(40,106)	(27,564)	(17,354)	(115,814)	(42,693)
Acquisition of treasury shares	849	-	(3,835)	(351)	(13,361)
Proceeds and (payments) from exercise of stock options	199	-	29	199	194
Net cash generated by (used in) financing activities	(58,878)	122,561	78,422	(36,789)	5,198

Increase (decrease) in cash and cash equivalents	(66,886)	184,052	81,634	15,777	51,030
Effect of foreign exchange gain (loss) on cash equivalents	2,886	(576)	(7,423)	1,448	(18,136)
Cash and cash equivalents, beginning of the period	351,414	167,938	195,978	270,189	237,295
Cash and equivalents, end of the year	287,414	351,414	270,189	287,413	270,189

9.4 Non-GAAP Performance Measures

Set out below are reconciliations for certain non-GAAP financial measures (including non-GAAP ratios) utilized by the Company in this Earnings Release: Adjusted EBITDA; Adjusted net Income, cash operating costs per gold equivalent ounce sold; AISCs; Net Debt; and Adjusted EBITDA Margin, which are non-GAAP financial measures. These non-GAAP measures do not have any standardized meaning within IFRS and therefore may not be comparable to similar measures presented by other companies. The Company believes that these measures provide investors with additional information which is useful in evaluating the Company’s performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

A. Reconciliation from income for the quarter to Adjusted EBITDA:
(US$ thousand)

(US$ thousand)	Q4 2025	Q4 2024	2025	2024
Profit / (Loss) for the period	(19,864)	16,644	(79,340)	(30,271)
Current income tax expense	50,064	16,383	138,831	52,971
Deferred income tax expense	11,732	23,982	(7,618)	29,720
Finance expense	123,188	9,791	406,994	151,679
Other income (expense)	15,932	315	17,447	1,267
Depletion and amortization	26,407	13,534	70,953	62,732
ARO Change in estimate	489	(1,330)	489	(1,330)
Adjusted EBITDA	207,948	79,319	547,756	266,768

B. Reconciliation from the consolidated financial statements to cash operating costs per gold equivalent ounce sold:

(US$ thousand)	Q4 2025	Q4 2024	2025	2024
Cost of goods sold	(118,764)	(90,418)	(386,860)	(342,893)
Depletion and amortization	26,853	14,270	70,723	61,847
Subtotal	(91,911)	(76,148)	(316,137)	(281,046)
Gold Equivalent Ounces sold	80,447	69,340	278,296	269,878
Cash costs per gold equivalent ounce soldˆ	1,143	1,098	1,136	1,041

C. Reconciliation from the consolidated financial statements to all in sustaining costs per gold equivalent ounce sold:

(US$ thousand)	Q4 2025	Q4 2024	2025	2024
Cost of goods sold	(118,764)	(90,418)	(386,860)	(342,893)
Depletion and amortization	26,853	14,270	70,723	61,847
Subtotal	(91,911)	(76,148)	(316,137)	(281,046)
Adjusted capex	21,686	9,212	61,926	43,937
General and Administrative Expenses for the mines in production	5,591	6,124	17,085	14,024
Lease Payments	3,188	3,712	10,679	17,202
Subtotal	(61,446)	(57,099)	(226,447)	(205,883)
Gold Equivalent Ounces sold (in thousands)	80,447	69,340	278,296	269,878
All In Sustaining costs per ounce sold equivalent ounce sold[1]	1,521	1,373	1,458	1,320

D. Reconciliation from the consolidated financial statements to realized average gold price per ounce sold, net2:

(US$ thousand)	Q4 2025	Q4 2024	2025	2024
Gold Revenue, net of Sales Taxes	255,120	118,853	675,328	397,376
Ounces of gold sold	62,378	45,961	195,968	172,220

Realized average gold price per ounce sold, net	4,090	2,586	3,446	2,307

E. Net Debt:

(US$ thousand)	2025	2024
Loans and debentures (current)	99,548	82,007
Loans and debentures (non-current)	311,620	361,097
Derivative Financial Instrument (Swap – Aura Almas (Itaú Bank)	(4,418)	-
Restricted Cash	(3,075)	-
Cash and Cash Equivalents	(286,056)	(270,189)
Net Debt	117,619	172,915

(1) Derivative Financial Instrument: only includes the swap related to the Aura Almas Debenture.

F. Adjusted EBITDA Margin3 (Adjusted EBITDA/Revenues):

(US$ thousand)	Q4 2025	Q4 2024	2025	2024
Net Revenue	321,661	171,517	921,733	594,163
Adjusted EBITDA	207,948	79,319	547,756	266,768
Adjusted EBITDA Margin (Adjusted EBITDA/Revenues)	65%	46%	59%	45%

G. Adjusted Net Income

(US$ thousand)	Q4 2025	Q4 2024	2025	2024
Profit/(Loss) for the period	(19,864)	16,644	(79,340)	(30,271)
Foreign exchange gain (loss)	(3,302)	(1,273)	(8,976)	(12,268)
Loss on derivative transactions	(81,723)	9,252	(281,489)	(80,241)
Loss on settlement of liability with equity instruments	-	-	(8,763)	-
Deferred taxes over non-monetary items	(8,115)	(15,971)	14,208	(19,309)
Adjusted Net Income	73,276	24,636	205,680	81,547

Qualifield Person

The scientific and technical information contained in this press release has been reviewed and approved by Farshid Ghazanfari, P.Geo., Geology and Mineral Resources Manager, an employee of Aura and a “qualified person” within the meaning of NI 43-101 and SK-1300.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's five operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, Borborema and MSG gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

CAUTIONARY NOTES AND ADDITIONAL INFORMATION

This Press Release, and the documents incorporated by reference herein, contain certain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable United States securities laws (together, “forward-looking information”). Forward-looking information relates to future events or future performance of the Company and reflect the Company’s current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to: expected production from, and the further potential of the Company’s properties; the ability of the Company to achieve its long-term outlook and the anticipated timing and results thereof (including the guidance set forth herein); the ability to lower costs and increase production; the economic viability of a project; strategic plans, including the Company’s plans with respect to its properties; the amount of mineral reserves and mineral resources; probable mineral reserves; indicated mineral reserves; inferred mineral reserves; the potential conversion of indicated mineral resources into mineral reserves; the amount of future production over any period; capital expenditures and mine production costs; the outcome of mine permitting; other required permitting; information with respect to the future price of minerals; expected cash costs and AISCs; the Company’s ability expand exploration on its properties; the Company’s ability to obtain assay results; the Company’s exploration and development programs; estimated future expenses; exploration and development capital requirements; the amount of mining costs; cash operating costs; operating costs; expected grades and ounces of metals and minerals; expected processing recoveries; expected time frames; prices of metals and minerals; LOM of certain projects; expectations of gold hedging programs; the implementation of cultural initiatives; expected increases to fleet capacities; non-cash losses translating into cash losses; the ability to continue to finance planned growth; access to additional debt; and the repayment of outstanding balances on revolving credit facilities. Often, but not always, forward-looking information may be identified by the use of words such as “expects”, “anticipates”, “plans”, “projects”, “forecasts”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information in this Press Release is based upon, without limitation, the following estimates and assumptions: the ability of the Company to successfully achieve business objectives; the presence of and continuity of metals at the Company’s projects at modeled grades; gold and copper price volatility; the capacities of various machinery and equipment; the availability of personnel, machinery and equipment at estimated prices; exchange rates; metals and minerals sales prices; cash costs and AISCs; the Company’s ability to expand operations; the Company’s ability to obtain assay results; appropriate discount rates; tax rates and royalty rates applicable to the mining operations; cash operating costs and other financial metrics; anticipated mining losses and dilution; metals recovery rates; reasonable contingency requirements; the Company’s expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable; the Company’s expected ability to develop its projects including financing such projects; and receipt of regulatory approvals on acceptable terms.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking information. Specific reference is made to the Company’s most recent AIF for a discussion of some of the factors underlying forward-looking information, which include, without limitation: gold and copper or certain other commodity price volatility; changes in debt and equity markets; the uncertainties involved in obtaining and interpreting geological data; increases in costs; environmental compliance and changes in environmental legislation and regulation; interest rate and exchange rate fluctuations; general economic conditions; political stability; and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking information.

All forward-looking information herein is qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether because of new information or future events or otherwise, except as may be required by law. If the Company does update any forward-looking information, no inference should be drawn that it will make additional updates with respect to such or other forward-looking information.

______________________________
1 Considered all mines in production.
2 Realized average gold price per ounce sold, net is a non-GAAP financial measure with no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers.
3 Adjusted EBITDA Margin is a non-GAAP financial measure with no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Photos accompanying this announcement are available at:
https://www.globenewswire.com/NewsRoom/AttachmentNg/cccd8d49-c784-4e84-a7b6-d876d231286b
https://www.globenewswire.com/NewsRoom/AttachmentNg/0107b983-92ef-47e9-887e-ab7917658a0e
https://www.globenewswire.com/NewsRoom/AttachmentNg/fe5e66c9-e6b1-43b3-809b-ce09505610eb

For more information, please contact:

Investor Relations
ri@auraminerals.com
www.auraminerals.com